UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM 8-K

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CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): July 15, 2010

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices)   (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address)   (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

Master Formation Agreement

On July 15, 2010, Ashland Inc. ("Ashland"), Süd-Chemie Aktiengesellschaft ("SC") and Ashland-Südchemie-Kernfest GmbH ("ASK") entered into a Master Formation Agreement pursuant to which the parties agreed to form a joint venture to combine their respective worldwide businesses relating to the foundry industry (the "Transaction"). Ashland and SC are presently equal 50% shareholders of ASK. Pursuant to the Master Formation Agreement, Ashland will transfer its worldwide castings solution business and SC will transfer its worldwide foundry business to (i) ASK and its subsidiaries and (ii) a newly-formed U.S. limited partnership (the "USLP"). ASK and the USLP are hereinafter referred to from time to time as the "JV Holding Companies." ASK, the USLP and their respective subsidiaries after the closing of the Transaction (the "Closing") are hereinafter referred to from time to time as the "JV Group." After the Closing, Ashland and SC will each own, directly or indirectly through their respective subsidiaries, a 50% ownership interest in the JV Group.

At Closing Ashland will transfer (and cause its applicable affiliates to transfer) the Ashland companies and assets set forth in the Master Contribution and Sales Agreement (discussed below) to the JV Holding Companies. Similarly, at Closing SC will transfer (and cause its applicable affiliates to transfer) the SC companies and assets set forth in the Master Contribution and Sales Agreement to the JV Holding Companies.

The Closing is subject to customary closing conditions and other conditions, including without limitation, that: (i) the Transaction may be lawfully consummated pursuant to the merger control laws of the Republic of Korea and the European Union, (ii) there is no enforceable judgment, injunction, order or decree prohibiting the Transaction, and (iii) ASK obtains necessary financing (A) of approximately EUR 18,800,000 to fund the closing balance payment to Ashland and (B) of EUR 40,000,000 for other corporate purposes. Either Ashland or SC may rescind the Master Formation Agreement if (a) any mutual closing conditions (including without limitation those matters listed in clauses (i) – (iii) of the preceding sentence) have not been fulfilled within six months after the signing date of July 15, 2010 or (b) the other party has committed a Material Breach or suffered a Material Adverse Change (as each is defined in the Master Formation Agreement).

Master Contribution and Sale Agreement

In connection with the Master Formation Agreement, on July 15, 2010 Ashland, Ashland International Holdings, Inc. ("AIHI"), SC, Tecpro Holding Corporation Inc. ("Tecpro") and ASK entered into a Master Contribution and Sale Agreement pursuant to which the parties have agreed to contribute or sell to the JV Holding Companies at Closing the specified Ashland and SC affiliated companies and business assets. AIHI is a wholly-owned subsidiary of Ashland, and Tecpro is a wholly-owned subsidiary of SC.

Under the Master Contribution and Sale Agreement, Ashland will contribute or sell (and will cause its affiliates to contribute or sell) to the JV Holding Companies at Closing all of Ashland's direct or indirect ownership interests in the shares of the following Ashland affiliates and joint ventures: Ashland-Avébène S.A.S.; Ashland Resinas Ltda.; Ashland Japan Co. Ltd.; Ashland Korea Foundry Products Ltd.; Iberia Ashland Chemical, S.A.; Ashland Quimica Portuguesa Lda.; and Kemen Manguitos S.A. Ashland will also contribute or sell (and will cause its affiliates to contribute or sell) to the JV Holding Companies at Closing Ashland's direct or indirect ownership interests in the castings solution assets (other than those that are excluded under the Master Contribution and Sale Agreement) of the following Ashland affiliates: Ashland Canada Corp.; Ashland (China) Holdings, Co., Ltd.; Ashland (Changzhou) Advanced Chemical Co., Ltd.; Ashland India Pvt. Ltd.; Ashland Italia S.p.A.; Ashland Chemical de Mexico, S.A. de C.V.; Ashland Pacific Pty. Ltd. (Australia); Ashland UK Limited; certain intellectual property rights held by Ashland Licensing and Intellectual Property LLC; and certain assets located in Ashland's representative office in St. Petersburg, Russia. In addition, to balance the values of the respective assets transferred by Ashland and SC, ASK will pay Ashland at Closing an amount equal to EUR 18,800,000 plus/minus certain working capital adjustments.

SC will contribute or sell (and will cause its affiliates to contribute or sell) to the JV Holding Companies at Closing all of SC's direct or indirect ownership interests in the shares of the following SC affiliates and joint ventures: Ashland-Avébène S.A.S.; Ajay Metachem Süd-Chemie Pvt. Ltd.; SKW Giesserei GmbH; WD-Giesserei-Technik GmbH; Süd-Chemie Hi-Tech Ceramics Inc.; and Tecpro Corporation Inc. SC will also contribute or sell (and will cause its affiliates to contribute or sell) to the JV Holding Companies at Closing substantially all of SC's direct or indirect ownership interests in the foundry assets of Jiangsu Süd-Chemie Chemicals Materials Co., Ltd./China.

The Master Contribution and Sale Agreement includes customary representations, warranties and covenants. Breaches of such provisions would be subject to mutual indemnification obligations, some of which would be limited by a deductible and a cap on the amount of liability. The Agreement also includes separate indemnification provisions for environmental and other specified matters.

Shareholders' Agreement

At Closing, SC, Süd-Chemie Finance GmbH ("SC Finance"), Ashland and AIHI will enter into a new Shareholders' Agreement which will govern shareholder, management, operational and other matters pertaining to ASK. After the Closing, the shares of ASK will be owned: (i) 50% by SC and SC Finance, a wholly-owned subsidiary of SC, and (ii) 50% by AIHI (each, an "ASK Shareholder", and together, the "ASK Shareholders").

Shareholder Matters

Each ASK Shareholder will be entitled to one vote per share, provided that SC, SC Finance and their affiliates shall vote their shares as a block, and Ashland, AIHI and their affiliates shall vote their shares as a block. A quorum for the transaction of business at any shareholders' meeting will require the presence of 100% of the voting rights of ASK. All actions of the ASK Shareholders will require majority approval of the voting rights present at the meeting, provided that certain matters will require the unanimous vote of all ASK Shareholders.

Supervisory Board

Subject to the provisions of the Shareholders' Agreement, the Supervisory Board shall have the power and duty to supervise the Management Board and the management of any subsidiary, including, among other things, to resolve any actions submitted to it by the Management Board. The Supervisory Board will consist of five members, three of whom will be appointed by SC and two of whom will be appointed by Ashland. All decisions of the Supervisory Board will require a majority of the votes present at any meeting, provided that certain matters will require the unanimous approval of all members.

Management Board

Subject to the provisions of the Shareholders' Agreement and applicable law, the Management Board will (i) conduct the day-to-day operations of ASK in accordance with its global business plan, global annual budget and Articles of Association, and (ii) observe the general and individual instructions issued by the ASK Shareholders' pursuant to any shareholder meetings. The Management Board will consist of at least two members, a chief executive officer and a chief financial officer. The members of the Management Board shall be appointed by the ASK Shareholders pursuant to a nomination by SC. The Management Board may not take actions on matters that require the unanimous approval of the Supervisory Board or the ASK Shareholders without their prior approval, as applicable.

Distribution Policy

ASK will, to the extent permitted by applicable law, make annual dividend distributions of one-third of the net profit as defined by International Financial Reporting Standards of the respective previous financial year (after taking into account debt service, working capital requirements and projected capital expenditures), provided that annual dividend distributions shall in no event exceed the net profit as calculated in accordance with the German commercial code. Subsidiaries of ASK will make annual distributions to the largest extent possible under applicable law, taking into account reasonable considerations with respect to each subsidiary's equity quota requirements.

Transfer Provisions

Pursuant to the Shareholders' Agreement, the share transfer provisions include (i) all shares of ASK and (ii) all limited partnership units of the USLP (collectively, the "Shares").

Ashland, AIHI, SC and SC Finance acknowledge in the Shareholders' Agreement that each intends to remain a shareholder, directly or indirectly, in ASK for a minimum period of four years following the Closing. Notwithstanding the foregoing, either Ashland or SC may make an offer to acquire the Shares held by the other party and its affiliates. The party receiving the offer will have 30 days to accept or reject the offer. If the offer is rejected, the requesting party will remain a shareholder of ASK.

Beginning the fifth year following the Closing, Ashland will have the right to sell the Shares held by it and its affiliates to SC on mutually agreed terms by submitting a written request to SC. If Ashland does not deliver such written request to SC by the expiration of the sixth year following the Closing, Ashland shall sell the Shares held by it and its affiliates to SC on mutually agreed terms upon the expiration of the sixth year following Closing. If mutually agreed terms cannot be reached within 60 days of the request notice or the expiration of the sixth year following Closing, as applicable, then the fair market value of the Shares comprising the JV Group (the "JV Group Fair Market Value") shall be determined through an appraisal process set forth in the Shareholders' Agreement. Following the determination of the JV Group Fair Market Value, SC shall have the option to acquire all of the Shares held by Ashland at such valuation. If SC does not exercise the foregoing option within 15 days, then Ashland shall have the option to acquire all Shares held by SC at such valuation. If Ashland does not exercise its option within 15 days, then the Shares shall be sold pursuant to an auction process.

Other Provisions

Each of Ashland and SC undertake (and will cause their respective affiliates to undertake) not to compete with the foundry products business for so long as it is a party to the Shareholders' Agreement plus two years after either Ashland or SC, as applicable, sells its Shares to the other party. Upon the effectiveness of the Shareholders' Agreement, the previous shareholders' agreement between Ashland and SC, dated April 14, 1970, will be terminated.

Item 8.01   Other Events

On July 15, 2010, Ashland issued a news release announcing the entering into of the joint venture arrangement described in Item 1.01 above. A copy of the news release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

Exhibit	Description
99.1	News Release dated July 15, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.

Date: July 15, 2010

By: /s/ David L. Hausrath
David L. Hausrath
Senior Vice President and
General Counsel

Exhibit Index

Exhibit	Description
99.1	News Release dated July 15, 2010.

Exhibit 99.1

News Release

FOR FURTHER INFORMATION:

Media and investor inquiries
Süd-Chemie AG Corporate Communications
Patrick Salchow, Jochen Orlowski
+49 (0) 89 5110-250, -247

Ashland Inc.	**Ashland Inc.**
Public Relations	Investor Relations
Jim Vitak	David Neuberger
+1 614 790-3715	+1 859 815-4424
jevitak@ashland.com	daneuberger@ashland.com

FOR IMMEDIATE RELEASE
July 15, 2010

Ashland and Süd-Chemie agree on expanded joint venture serving foundry chemical sector

Süd-Chemie and Ashland to merge worldwide foundry chemical activities under the name *ASK Chemicals*

COVINGTON, Ky., USA, and MUNICH, Germany – Ashland Inc. (NYSE: ASH), with headquarters in Covington, Ky. (USA), and Süd-Chemie AG, Munich (Germany), have reached contractual agreement on the formation of a global joint venture to merge their business activities in the foundry chemicals sector. The joint venture will be known as ASK Chemicals GmbH and will be headquartered in Hilden, Germany. Süd-Chemie and Ashland will each hold a fifty-percent share in ASK Chemicals, while the operational management leadership will lie with Süd-Chemie.

The joint venture will employ approximately 1,300 people. Were it to have been in operation through the first six months of calendar 2010, it would have generated total sales of about € 243 million, or approximately $303 million – numbers reflecting that while the global foundry market saw moderate activity in Q1, it gained considerable momentum in Q2.

Süd-Chemie and Ashland are currently partners in Ashland-Südchemie-Kernfest GmbH, a foundry chemicals company operating successfully in Europe since its formation in 1970. The new global joint venture will be comprised of three parts: Ashland-Südchemie-Kernfest; substantially all assets and employees of Süd-Chemie´s business unit for Foundry Products and Specialty Resins; and Ashland's Casting Solutions business unit. The transaction is expected to close toward the end of calendar year 2010, subject to customary closing conditions including regulatory reviews.

The expanded joint venture will combine Süd-Chemie's and Ashland's sales and marketing, product development units and production assets with those of the Ashland-Südchemie-Kernfest joint venture. The new joint venture will have considerable growth potential as a result of uniting the foundry know-how of the partners and expanding the use of existing distribution channels and market synergies in Europe, the Americas and Asia. The joint venture will systematically pursue elements of the partners' existing strategies aimed at expanding and strengthening market positions based on high-quality, full-service solutions to meet the rising global demands of modern-day foundries.

When established, the joint venture will be able to offer its customers holistic solutions and customized innovative consultancy services. It will demonstrate a high degree of customer orientation and specific knowledge of customers' production processes, coupled with proven expertise in research and development and application engineering for foundry chemistry. The product range will include resins, binding agents, finishing tools, additives, feeder heads, filters, separating agents, metallurgical additives and cores. In addition, the joint venture will continue the partners' demonstrated success as an innovator of environmentally-friendly, i.e. emission-free and emission-reducing, molding processes.

Dr. Günter von Au, managing board chairman of Süd-Chemie AG, said: "Amalgamating Süd-Chemie's foundry chemical operations with those of our long-standing partner, Ashland, will enhance our mutual service capabilities not only in established markets in Europe and North America, but also in newly industrializing countries recording dynamic growth, such as China, India and Brazil. Together, we shall be in a better position to meet the high technological demands of our worldwide customers based on innovative solutions and targeted efficiency enhancement. As a result, we will benefit more quickly from the growth potential offered in the foundry sector."

Said James J. O'Brien, Ashland chairman and chief executive officer, "Today's step to globally expand the longstanding joint venture partnership of Ashland and Süd-Chemie creates significant opportunities for both partners. The product offerings and geographic footprints of these companies are very complementary to one another, giving this new joint venture the benefit of well-established channels to market and a much more comprehensive portfolio of metal casting additives and consumables with which to serve customers worldwide."

Operations merging into the ASK Chemicals GmbH joint venture are the Casting Solutions business unit of Ashland Inc., including assets in the United States, Canada, Mexico, Brazil, China, Japan, the UK, Spain, Portugal, Italy, India and Korea; Süd-Chemie's Foundry Products and Specialty Resins business unit including the Süd-Chemie subsidiaries SKW Giesserei GmbH, WD-Giesserei-Technik GmbH, Tecpro Corporation Inc., Süd-Chemie Hi-Tech

Ceramics Inc., Ajay Metachem Süd-Chemie Pvt. Ltd., and parts of Jiangsu Süd-Chemie Chemical Materials Co., Ltd.; and the companies belonging to the existing joint venture, Ashland-Südchemie-Kernfest GmbH, and its subsidiaries (AS Group).

About Süd-Chemie
Süd-Chemie (www.sud-chemie.com) is a publicly quoted (Security Identification Number ISIN: DE 0007292005; WKN: 729200) specialty chemicals company headquartered in Munich, Germany and operating on a worldwide scale. Key markets served by its Adsorbents Division include the consumer goods, packaging and foundry industries, as well as water treatment. Products manufactured by the Catalysts Division offer solutions for the chemical, petrochemical and refinery industries, for energy storage and hydrogen production, as well as off-gas purification. The common denominator of all Süd-Chemie products and services is the efficient and sparing use of natural resources to enhance the quality of life for humans and the environment. The Süd-Chemie Group generated sales of approx. EUR 1.1 billion in 2009, about 85% of these outside Germany. At the end of December 2009, the group employed some 6,500 people in more than 80 sales and production companies worldwide.

About Ashland
Ashland Inc. (NYSE: ASH) provides specialty chemical products, services and solutions for many of the world's most essential industries. Serving customers in more than 100 countries, it operates through five commercial units: Ashland Aqualon Functional Ingredients, Ashland Hercules Water Technologies, Ashland Performance Materials, Ashland Consumer Markets (Valvoline) and Ashland Distribution. Ashland Casting Solutions, a business unit of Ashland Performance Materials, is a leader in supplying products, processes, services and technologies to the global metal casting marketplace. To learn more about Ashland, visit www.ashland.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon a number of assumptions, including those mentioned within this news release. Performance estimates, growth expectations, joint-venture synergies, customer offerings and pro forma financial information are based upon internal forecasts and analyses of current and future market conditions and trends; management plans and strategies; operating efficiencies and economic conditions. Other risks and uncertainties include those that are described in filings made by Ashland with the Securities and Exchange Commission, including its most recent Form 10-K, which are available on Ashland's website at http://investor.ashland.com or at www.sec.gov. Ashland believes its expectations are reasonable, but cannot assure they will be achieved. Forward-looking information may prove to be inaccurate, and actual results may differ significantly from those anticipated. Ashland is not obligated to subsequently update or revise the forward-looking statements made in this news release.